March 5, 2009 VIA EDGAR

jbrowne@duffordbrown.com

John Cash, Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 7010

Washington, D.C. 20549-7010

RE:	Western Plains Energy, L.L.C. Form 10-K for Fiscal Year Ended September 30, 2008 File No. 0-50714

Dear Mr. Cash:

On behalf of our client, Western Plains Energy, L.L.C. (“Company”), we are writing in response to your letter dated February 5, 2009.  The purpose of this letter is to describe the Company’s response to the comments of the staff.  If supplemental information was requested by a comment, that information is provided.

Accordingly, the Company’s responses are as follows:

General

Comment No. 1

Comment complied with.  The Company will include a selected quarterly financial data section in the footnotes to financial statements in accordance with Item 302 of Regulation S-K in its future filings.

Note 2.  Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

Comment No. 2

Comment complied with.  We recognize ethanol revenues when the product is loaded on the common carrier FOB “Shipping Point,” when title passes to the customer.  The distillers grain products are subject to a Purchase and Sale Agreement, and revenue is recognized upon delivery to the marketer, FOB “Shipping Point.”  SAB Topic 13A, Selected Revenue Recognition Issues, states that revenue is realized or generally realizable and earned when all of the following criteria are met:

•                  Pervasive evidence of an arrangement exists;

•                  Delivery has occurred or services have been rendered;

•                  The seller’s price to the buyer is fixed or determinable; and

•                  Collectability is reasonably assured.

In each case, there exists a definitive agreement, thus pervasive evidence of an arrangement exists. Delivery has occurred upon loading the product FOB “Shipping Point” on the relevant vehicles of

1700 Broadway / Suite 2100 / Denver, CO 80290-2101 / Phone 303.861.8013 / Fax 303.832.3804 / www.duffordbrown.com transportation, according to the terms of the agreements. The ethanol marketer is solely responsible for the shipping, freight and transportation issues.  Title passes, in both cases, upon loading at the Company’s ethanol plant. The price to the seller is ascertained by fair market prices, and therefore determinable. Collectability is reasonably assured, as there has never been a bad debt relating to either of these agreements. We believe all the criteria set forth on SAB Topic 13A have been satisfied.

We will revise future filings to clarify the relevant disclosure to more clearly reflect the substance of these transactions.

Comment No. 3

We have reviewed EITF 99-19 in connection with our ethanol and distillers grain agreements, and believe that it does not apply to the Company since title to its products passes FOB “Shipping Point” upon loading of the product at the Company’s plant.  The Company receives only the net sales price, while the marketer receives its fee, which is earned based on either a fixed percentage of sales to third parties or $0.01 per gallon of ethanol sold, from the third party customer.  We will revise this disclosure in future filings to more clearly reflect the substance of these transactions.

Item 9A(T). Controls and Procedures, page 35

Comment No. 4

Comment complied with.  The Company will revise future filings to include the complete definition of disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

The Company hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DUFFORD & BROWN, P.C.

/s/ Jessica M. Browne
Jessica M. Browne

JMB/